July 17, 2020

CONFIDENTIAL

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC  20549-3628

Attn:                    Stacie Gorman

Erin E. Martin

Re:                             NETSTREIT Corp.

Amendment No. 1 to Draft Registration Statement on Form S-11

Submitted June 23, 2020

CIK No. 0001798100

Dear Ms. Gorman and Ms. Martin:

On behalf of NETSTREIT Corp. (the “Company”), set forth below are the responses of the Company to the comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated July 9, 2020, regarding the first amendment to the Company’s draft Registration Statement submitted on June 23, 2020 (the “Amended Draft Registration Statement”).  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement (as defined below).

The Company has filed today the Registration Statement (the “Registration Statement”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by e-mail copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the Amended Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement submitted June 23, 2020

Diversification by Industry, Tenant and Geography with Concentration in Necessity, Discount and/or Service Industries, page 8

1.              We note that you include casual dining and automotive services in your calculation of defensive/necessity-based renters.  Please explain how management takes into consideration the impact that Covid-19 has had on these types of entities when including them as part of your defensive/necessity-based portfolio.

The Company respectfully advises the Staff that the impact of COVID-19 on the businesses of particular entities is not determinative in the Company’s categorization of such entities as part of its defensive / necessity-based portfolio.  Rather, consistent with the Company’s strategy, it focuses on acquiring properties leased to tenants in industries that are e-commerce resistant and resilient through all economic cycles.  The Company believes that service-oriented businesses such as casual dining and automotive services satisfy these criteria, as (i) they are not as susceptible as other businesses to e-commerce pressures and (ii) their performance during recessionary economic cycles generally has not been as adversely affected as many other service-oriented industries.

With respect to the impact of COVID-19 on such tenants, unlike businesses across the country that were forced to close, the Company’s casual dining tenants have remained operational throughout the pandemic, serving their customers through takeout and curbside pickup options.  Similarly, automotive services businesses were deemed “essential” under the federal government guidelines and have accordingly remained open.  Casual dining tenants in the aggregate account for only approximately 3.7% of the Company’s total ABR, and of the ABR attributable to casual dining tenants, approximately 9.5% of such ABR was subject to rent relief. Additionally, the Company intends to reduce its casual dining tenant concentration further as it expands its portfolio.  Similarly, automotive services tenants account for only approximately 2.3% of the Company’s total ABR, and of the ABR attributable to automotive services tenants, approximately 1.6% of such ABR was subject to rent relief.

Risk Factors

The current pandemic of COVID-19 . . . , page 29

2.              We note your response to comment 6.  Please revise your disclosure to clarify whether the rent deferrals and rent abatements you have provided are focused in a particular industry to which you rent.

The Company respectfully advises the Staff that the rent abatements and deferrals provided to date account for only 2.7% of the Company’s total ABR.  Within this small percentage, nine tenant categories were impacted, with sporting goods (a single tenant), quick service restaurants and furniture stores accounting for approximately half of the rent relief provided by the Company.

In response to the Staff’s comment, the Company has added clarifying disclosure on page 29 of the Registration Statement.

Non-GAAP Financial Measures, page 87

3.              Please describe the types and amounts of costs included in your public company readiness costs adjustment and disclose this information within your amended filing.

In response to the Staff’s comment, the Company has revised its disclosure on pages 88 and 89 to disclose the types and amounts of costs included in its public company readiness costs adjustment, as follows:

“Represents fees incurred by us for third-party consultants that assisted in preparing for our transition to being a public company.”

Our Real Estate Portfolio, page 101

4.              We note your response to comment 4 and the revisions made on page v.  Please revise the chart on page 104 to provide the average effective annual rental per square foot and clarify how your rental disclosures take into account tenant concessions and abatements.

The Company respectfully advises the Staff that it has disclosed ABR per square foot in the table on page 106.  In response to the Staff’s comment, the Company has removed the previously existing footnote 2 to clarify that the figures in the table are based on ABR, the definition of which specifies the manner in which it accounts for tenant concessions and abatements.

If you have any questions regarding any of the responses in this letter, please contact me by phone at (312) 558-3722 or via e-mail at croupas@winston.com.

Respectfully submitted,

/s/ Christina T. Roupas

Christina T. Roupas Partner
Winston & Strawn LLP

cc:        Courtney M.W. Tygesson

Winston & Strawn LLP